Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

February 4, 2011

iPath®

iPath Exchange Traded Notes

iPath® Long Enhanced MSCI Emerging Markets Index ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC that seek to provide exposure to the returns of a market or strategy with the trading flexibility of a listed security. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity date or through early redemption¹, based on the performance of the index less investor fees and other applicable charges. The iPath® Long Enhanced MSCI Emerging Markets Index ETN is linked to a leveraged return on the performance of the MSCI Emerging Markets Net Total Return Index (the “Index”).

The ETNs do not pay any interest during their term and do not guarantee any return of principal at maturity or upon redemption1. In addition, the ETNs will be automatically redeemed if an automatic termination event occurs2.

NOTE DETAILS

Ticker EMLB

Intraday Indicative Value Ticker EMLB.IV

Bloomberg Index Ticker NDUEEGF

Participation Ticker* EMLB.PTNV

Long Index Amount Ticker EMLB.IXNV

Financing Level Ticker EMLB.FLNV

CUSIP 06740P874

Primary Exchange NYSE Arca

Fee Rate** 0.80%

Financing Rate*** 3m LIBOR + 0.60%

Automatic Termination Level $25.00 per ETN

Inception Date 11/29/10

Maturity Date 11/30/20

Index MSCI Emerging Markets Net Total Return Index

The “participation” is intended to approximate the ratio of the value of the notional exposure per ETN to the performance of the underlying Index relative to the value of each ETN, as is described in detail in the relevant prospectus.

The participation value will be published solely for informational purposes. It is not intended to serve as a basis for determining a price or quotation for the ETNs, or as a basis for an offer or solicitation for the purchase, sale, redemption or termination of the ETNs.

The daily investor fee is calculated on a daily basis in the following manner: On the initial valuation date, the daily investor fee will equal $0. On any subsequent calendar day until maturity or redemption of the ETNs, the daily investor fee per ETN will equal the product of (a) the closing indicative note value on the immediately preceding calendar day times (b) the fee rate divided by (c) 365.

The daily financing charge is calculated on a daily basis in the following manner: On the initial valuation date, the daily financing charge for the ETNs will equal $0. On any subsequent calendar day until maturity or redemption of the ETNs, the daily financing charge per ETN for the ETNs will equal the product of (a) the financing level on the immediately preceding calendar day times (b) the financing rate divided by (c) 360. Because the daily investor fee accrues as part of the financing level and the daily financing charge is calculated on the basis of the financing level, a portion of the daily financing charge will reflect the incremental increase of the financing level attributable to the accrued daily investor fee.

INDEX SECTOR BREAKDOWN

Financials 25.07%

Materials 14.92%

Energy 14.30%

Information Technology 12.93%

Telecommunication Services 7.42%

Industrials 7.38%

Consumer Discretionary 6.92%

Consumer Staples 6.68%

Utilities 3.41%

Health Care 0.97%

Source: MSCI, Inc. as of 12/31/2010.

TOP FIVE INDEX CONSTITUENTS

(as of 12/31/2010)

SAMSUNG ELECTRONICS CO LTD 2.36%

PETROBRAS—PETROLEO BRAS-PR 1.73%

GAZPROM OAO 1.72%

TAIWAN SEMICONDUCTOR MANUFAC 1.53%

CHINA MOBILE LTD 1.53%

Source: MSCI, Inc. Index constituents are subject to change.

Investors may redeem at least 25,000 units of the iPath® Long Enhanced MSCI Emerging Markets Index ETN on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

Barclays Bank PLC will automatically redeem the ETN (in whole only, but not in part) if, on any valuation date prior to or on the final valuation date, the intraday indicative note value per ETN is less than or equal to $25.00. Before investing in the ETN, investors should read in full the relevant prospectus, available through visiting www.iPathETN.com.

iPath® Long Enhanced MSCI Emerging Markets Index ETN

INDEX DESCRIPTION

The MSCI Emerging Markets Net Total Return Index is a free float-adjusted market capitalization index that is designed to offer a representation of equity market performance of emerging markets. As of December 31, 2010 the Index consisted of the following 21 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey.

INDEX CORRELATIONS*

MSCI Emerging Markets Index℠	1.00
Russell 2000 Index	0.76
S&P 500 Index	0.83
MSCI EAFE Index	0.93

Based on monthly returns for 12/05-12/10.

* MSCI EAFE and MSCI Emerging Markets Indices reflect the Net Total Return versions of each Index. All other indices listed in this table reflect the Total Return version of each Index.

Sources: MSCI, Inc., Russell, S&P.

INDEX TOTAL RETURNS**

(as of 12/31/2010)

	1-YEAR RETURN %	3-YEAR RETURN %	5-YEAR RETURN %	STANDARD DEVIATION % ANNUALIZED*
MSCI Emerging Markets Index℠	18.88	–0.32	12.78	28.13
Russell 2000 Index	26.85	2.22	4.47	23.11
S&P 500 Index	15.06	–2.86	2.29	17.82
MSCI EAFE Index	7.75	–7.02	2.46	21.55

* Based on monthly returns for 12/05-12/10.

**MSCI EAFE and MSCI Emerging Markets Indices reflect the Net Total Return versions of each Index. All other indices listed in this table reflect the Total Return version of each Index.

Sources: MSCI, Inc., Russell, S&P.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do no reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results. For current Index and iPath ETN Performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

For an investment in iPath ETNs linked to a leveraged participation in the performance of the MSCI Emerging Markets Net Total Return Index, any decrease in the level of the underlying index will result in a significantly greater decrease in the repayment amount, and you may receive less than your original investment in the ETNs at maturity or upon redemption. If the level of the underlying index decreases sufficiently such that, on any valuation date prior to or on the final valuation date, the intraday indicative note value of the Securities is less than or equal to the automatic termination value per Security, the Securities will be automatically redeemed at the automatic redemption value, which is determined by the calculation agent as soon as practicable following the occurrence of an automatic termination event; therefore, the payment you receive on the automatic redemption date may be less than the intraday indicative note value at the time of the automatic termination event. Following the calculation of the automatic redemption value, you will not benefit from any subsequent increase in the applicable index level. The payment you receive following an automatic termination event may be significantly less than the principal amount of the Securities and may equal $0. The "participation" value for the Securities, as described in the applicable pricing supplement, is published solely for informational purposes. It is not intended to serve as a basis for determining a price or quotation for the Securities, or as a basis for an offer or solicitation for the purchase, sale, redemption or termination of the Securities.

An investment in iPath ETNs linked to a leveraged participation in the performance of the MSCI Emerging Markets Net Total Return Index is subject to risks associated with fluctuations, particularly a decrease, in the value of the underlying index. The market value of the Securities may be influenced by many unpredictable factors. Leverage increases the sensitivity of the Securities to changes in the value of the underlying index. The ratio between the value of the Securities and the notional exposure of each Security to the underlying index will fluctuate during the term of the Securities.

The MSCI indexes are the exclusive property of MSCI, Inc. ("MSCI"). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The relevant pricing supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

©2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0337-0111 iP-3363-04RB-01/11

Not FDIC Insured • No Bank Guarantee • May Lose Value

iP-EMLB-I1210

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